 EXHIBIT 99.1

May 26, 2023

Board of Directors

Shift Technologies, Inc.

290 Division Street, Suite 400

San Francisco, CA 94103

Dear Members of the Board:

I own 1,974,059 shares or 11.5% of Shift Technologies, Inc. (“Company” or “Shift”), making me the largest shareholder of the company – more than TRP Capital Partners and Lithia Motors. Until the recent earnings call on May 11, 2023, I was content to be a passive investor and leave governance entirely to the members of the Board and the executive team. My confidence in the Company has changed since then, and the Company must immediately restructure its debt and seek a strategic sale to private equity. It also is imperative that I have an observer seat on the Board of Directors and any special committee in charge of the strategic alternatives process.

Concerns Following the Earnings Call:

The recent earnings report revealed Shift’s diminishing cash reserves, a plan for strategic alternatives with no “definitive timetable for completion,” and most recently, on May 16, 2023, a “plan to communicate with debt holders to explore restructuring options” with respect to the Convertible Notes as the Company struggles to make interest payments on its debt. Without a timetable for an expected resolution, there’s an evident lack of urgency exhibited by the Board.

On May 11, I offered assistance and requested information from the VP of Investor Relations (Susan Lewis), but I received little information in response. Ms. Lewis simply reiterated that the Board “has commenced a review of strategic alternatives for the Company” and that Shift has “put all investor meetings on pause.”

Putting this moratorium on investor meetings is a troubling lack of transparency that alienates the common shareholders from the company. This is particularly disconcerting given the Company’s disregard of my recent attempt, as the largest shareholder, to lend meaningful assistance in expediting a favorable outcome of this strategic alternative review process. Circling the wagons causes investor alarm not investor confidence.

With Shift rejecting my recent advancements to help secure stability within the company pursuant to the review of strategic alternatives, I reckon prudent intervention is now required to return focus to the common shareholders – the real owners of the company.

Lack of Urgency:

Shift has lost over 95% of its value since its IPO in October 2020, when it was valued at $730 million. The same business today is valued at approximately $24 million by the market. The Company has mismanaged capital, pursued unsustainable growth, missed forecasted financial targets, accelerated management’s pay without due performance, and diluted shareholders.

The Board now seems unwilling to consider investor input, most recently imposing the moratorium on investor meetings following the announcement of strategic alternatives review. The staggered board further limits shareholders’ ability to correct the Board’s course.

The Board was not swift in correcting its extraordinary expenditures during growth and has failed to be cost-disciplined. It ceased pursuing the nine counterparties that offered bids on the company in 2022; it has been late in restructuring debt that’s selling for less than $0.15 on the dollar; and now again slow in establishing a clear path to an expedited strategic alternative.

I believe that a full buyout of the company by a strategic PE firm is the most suitable option because equity financing to raise more cash while the stock is in free fall is neither feasible nor favorable. The sale must be completed at a meteoric speed if the Company hopes to have any remaining value to be distributed for the benefit of common shareholders.

It is with this view that I am seeking an observer seat on the Board of Directors and any Special Committee in charge of strategic alternatives to expedite a resolution to the capital structure and finalize the sale of the business with high urgency. Expedited action is critical to fetch the maximum value possible for the shareholders. We cannot wait months to find a strategic remedy while the cash reserve continues to dwindle.

How will I Help?

My presence as an observer on the Board will provide proper aid in expediting the process through my connections to industry leaders, private equity firms and make sure that a fair process is conducted for the business owners to whom the Board owes fiduciary duty. PE firms can manage distress risk and have a high success rate in turning a business around outside of bankruptcy court.

I’d be solution-oriented and would work to build trust and help accomplish the mission that the Board has embarked on: finding financing through strategic alternatives to stay a going concern. My aim is not to hinder this priority of the Board but help accomplish it faster. As it’s implicit in an agreement of such kind, I’ll hold myself to the same confidentiality obligations as that of other members of the Board and uphold a commitment to retain my shares while the strategic review is in process.

I’m pleased to see the Board’s effort to restructure $150 million 4.75% Convertible Notes that were issued in May 2021 (“Existing $150 million Convertible Notes”) as I believe that is imperative in attracting a buyer sooner. The Note holders would find themselves more successful in achieving a higher return of principal outside of Chapter 11. There’s no negotiation power left between a company and its bondholders in a bankruptcy restructuring court.

To instill confidence in the value that I’ll bring to the Board, I’ve identified a few restructuring options below that I think Note holders will find favorable. These options help Shift reduce its interest expense by more than 50%, allow existing debt holders to receive more in total principal than the value they will fetch in liquidation without restructuring, and allow them to realize capital appreciation sooner as compared to the original debt agreement that has a conversion price of $66.1 in the best-case scenario.

I propose the following two restructuring options as debt exchanges considering that the Convertible Notes are currently selling for less than $0.15 on the dollar:

Option 1 [preferred]: Exchange Existing $150 Million Convertible Notes for $40 Million Convertible Notes with Higher Conversion Rate

●	Issue non-callable, 40,000 convertible notes with $1000 par value

●	5-year maturity and 10% interest rate payable semi-annually in arrears

●	Notes convertible into Class A common shares

●	Conversion rate: 100 shares per $1000 principal amount of Notes (at $10/share)

○	Allows for 4 million Class A share dilution at maximum.

●	Rank pari-passu with senior unsecured debt (the same rank as existing $150 million Convertible Notes)

●	Board observer rights to a representative of Convertible Note holders

Option 2: Exchange Existing $150 million Convertible Notes for $50 million Convertible Preferred Stock

●	Issue 50,000 convertible preferred shares with $1000 par value and $1000 per share liquidation preference (1X)

●	Preferred shares convertible into Class A common shares

●	5-year maturity and 8% interest rate payable semi-annually in arrears

●	Cumulative, non-callable and non-participating

●	Conversion rate: 40 shares per $1000 of preferred stock (at $25/share)

○	Allows for 2 million Class A share dilution at maximum.

●	Rank pari-passu with senior unsecured debt (the same rank as existing $150 million Convertible Notes)

●	Board observer rights to a representative of Preferred stock holders.

●	The maturity date together with the specified conversion rate allow for the preferred stock to be deemed a “mandatorily redeemable” instrument with a “non-substantive conversion option” so that the coupon payment of preferred stock can be classified as interest income instead of a dividend income.

Such debt restructuring options will help create an attractive economic profile for a buyout.

Allow My Participation in Strategic Conversations:

I urge the Board to allow me and my team of advisors and lawyers to establish open, clear and prompt dialogue with all the Board directors and Shift’s financial and legal advisors hired for this strategic review process. I hope that my correspondence is seen as a way to enhance swift cooperation on finalizing a clear direction towards a favorable strategic outcome for common shareholders. I am certain that other public shareholders concur with my concerns about the direction and management of the Company.

I look forward to being part of the Board and sharing my insights to get Shift through the upcoming strategic developments as there’s little certainty that the recent steps to start this process will be carried out in due time. Please let me know what steps the Board is taking to honor these requests and its fiduciary obligations. Please let me know the Company’s response within 10 days of this letter.

/s/ Maruthi J. D. Venkata

Maruthi J. D. Venkata

610 E Zack St, Ste 110

Tampa, Florida 33602